

Via U.S. Mail and Facsimile

Mail Stop 4631

February 12, 2010

Jeffrey N. Maggioncalda
Chief Executive Officer
Financial Engines, Inc.
1804 Embarcadero Road
Palo Alto, California 94303

> **Re: Financial Engines, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 3, 2010**
> **File No. 333-163581**

Dear Mr. Maggioncalda:

We have reviewed your amended registration statement and letter dated February 3, 2010. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   We may have further comments once items that are currently blank, such as portions of summary consolidated financial information, use of proceeds, capitalization and dilution tables, are completed.

2.   Please update your financial statements and corresponding financial information throughout the filing to comply with Rule 3-12 of Regulation S-X.

Summary of Consolidated Financial Information, page 10

3.   We have read your response to prior comment 5 of our letter dated January 27, 2010. Please address the following:

- Please clearly tell us whether there are any preferential rights or beneficial conversion features in regards to the expected conversion of shares of preferred stock into shares of common stock. Please separately address each series of preferred shares. This should include your consideration of whether there were any contingent beneficial conversion features upon original issuance of the preferred shares;

- Subsequent to December 31, 2008, you amended and restated your articles of incorporation pursuant to which each share of preferred stock is convertible at the right and option of the stockholder into such number of shares of common stock. Please help us understand the reasons for this amendment as well as if there was any accounting impact of this amendment. It appears that the conversion terms were specifically changed for the Series E Preferred Stock;

- In January 2010, the board of directors approved the issuance of an aggregate of 456,666 shares of common stock to the holders of Series E preferred stock. Please disclose how you will account for these shares, including your consideration of whether this issuance represents a preferential right or beneficial conversion feature. In this regard, you also note that the proportionate ownership levels of the Series E preferred share holders may change as a result of this issuance; and

- Your disclosures on page F-20 state that each share of preferred stock is convertible at the right and option of the stockholder into such number of fully paid and non assessable shares of common stock as is determined by (i) $0.50 for Series A preferred stock, (ii) $1.25 for Series B preferred stock, (iii) $3.79 for Series C preferred stock, (iv) $5.54 for Series D preferred stock, (v) $11.47 for Series E preferred stock and (vi) $4.75 for Series F preferred stock. There are also differences in the noncumulative dividend per share amounts for each series. In light of these differences, please help us better understand how you arrived at the 1:1 ratio for all series of shares and determined that no preferential rights or beneficial conversion features existed. In this regard, please help us understand how the initial conversion prices and noncumulative dividend per share amounts were determined for each series. Please also tell us when each series of preferred shares was issued.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

4.   We reissue comment 6 from our letter dated January 27, 2010. You include a line

Jeffrey N. Maggioncalda
Financial Engines, Inc.
February 12, 2010
Page 3

item described as other which primarily consists of employer and employee contributions, plan fees, and market movement. The other line item represents approximately 60% of the total change from January 1, 2009 to December 31, 2009 and 685% of the total change from January 1, 2008 to December 31, 2008. Please further break out in your table any additional significant components, including market movement.

Cash Incentive Plan, page 103

5.	We note that the non-equity incentive plan compensation amounts will be determined upon completion of your audit for fiscal year 2009. In addition to the information you provided in this section in response to prior comment 10, please discuss the level of achievement for your New Management Fee Run Rate and Cash Net Income targets in this section when you update your Summary Compensation table upon completion of your 2009 audit, as contemplated by footnote (3) to that table.

Financial Statements

Note 1 – The Company and Summary of Significant Accounting Policies

Stock Options and Restricted Stock Plans, page F-23

6.	As previously requested in comment 45 of our letter dated January 5, 2010, please reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Senior Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

Jeffrey N. Maggioncalda
Financial Engines, Inc.
February 12, 2010
Page 4

cc: Davina K. Kaile, Esq. *(Via facsimile 650/233-4545)*
        Pillsbury Winthrop Shaw Pittman LLP
        2475 Hanover Street
        Palo Alto, CA 94304